UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
July 7, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No  ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Relations

Munich, July 7, 2008
Disclosure according to art. 4 para. 4 of Regulation (EC) no. 2273/2003
Share buyback – 4. Interim Reporting of the Second Tranche
In the time period from June 30, 2008 until and including July 7, 2008 a number of 4,819,000 shares were bought back within the framework of the second tranche of the share buyback program of Siemens Aktiengesellschaft; on June 6, 2008, Siemens Aktiengesellschaft disclosed pursuant to art. 4 para. 2 of Regulation (EC) no. 2273/2003 the commencement of the second tranche to begin on June 9, 2008. The total number of shares that have been bought back within the framework of the second tranche of the share buyback program since June 9, 2008 therefore amount to 17,322,495 shares.
The purchase of the shares of the Siemens Aktiengesellschaft is carried out by a bank that has been commissioned by Siemens Aktiengesellschaft; the shares are repurchased exclusively on the electronic trading platform of the Frankfurt Stock Exchange (Xetra).
Information regarding the transactions according to art. 4 para. 3 and 4 of Regulation (EC) no. 2273/2003 is published on the website of Siemens Aktiengesellschaft (www.siemens.com/ir).
Munich, July 7, 2008
Siemens Aktiengesellschaft
The Managing Board

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: July 7, 2008	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Lothar Wilisch
	Name:	Lothar Wilisch
	Title:	Head of Equity Capital Markets